                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                        TIS Mortgage Investment Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   872527106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Lorraine O. Legg
                        655 Montgomery Street, Suite 800
                        San Francisco, California 94111
                          Telephone No. (415) 393-8000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 2, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

              (Continued on following pages) (Page 1 of 11 Pages)

___________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  872527106                                     PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Pacific Securitization, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,613,070
      OWNED BY
                   -----------------------------------------------------------
   EACH REPORTING          SOLE DISPOSITIVE POWER
                     9
     PERSON WITH
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,613,070
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,613,070

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  872527106                                     PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      E & L Associates, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,613,070
     OWNED BY
                   -----------------------------------------------------------
   EACH REPORTING         SOLE DISPOSITIVE POWER
                     9
    PERSON WITH
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,613,070
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,613,070

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  872527106                                     PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Capital Investment Advisors
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,613,070
     OWNED BY
                   -----------------------------------------------------------
  EACH REPORTING          SOLE DISPOSITIVE POWER
                     9
   PERSON WITH
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,613,070
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,613,070

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      18.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  872527106                                     PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lorraine O. Legg
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          206,700
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,613,070
     OWNED BY
                   -----------------------------------------------------------
  EACH REPORTING          SOLE DISPOSITIVE POWER
                     9
    PERSON WITH
                          206,700
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,613,070
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,819,770

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      20.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.  872527106                                     PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Patricia M. Howe
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          154,820
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,613,070
     OWNED BY
                   -----------------------------------------------------------
  EACH REPORTING          SOLE DISPOSITIVE POWER
                     9
    PERSON WITH
                          154,820
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,613,070
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,767,890

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Stock, par value $.001 per share, of TIS Mortgage Investment Company (the "Issuer"). The principal executive offices of the Issuer are located at 655 Montgomery Street, Suite 800, San Francisco, California 94111. For purposes of this statement, based upon information provided by the Issuer, the reporting persons believe that the number of shares of Issuer Common Stock outstanding on this date is 8,893,250 shares.

Item 2.  Identity and Background.

         This statement is being filed jointly by Pacific Securitization, Inc., a California corporation ("Pacific"), E & L Associates, Inc., a California corporation and the sole shareholder of Pacific ("E&L"), Corporate Capital Investment Advisors, a California corporation and the sole shareholder of E&L ("CCIA"), Lorraine O. Legg, a United States citizen and a principal shareholder of CCIA, and Patricia M. Howe, a United States citizen and a principal shareholder of CCIA. Ms. Legg is the Chief Executive Officer, Chief Financial Officer, Secretary and sole director of Pacific. The directors of E&L are Ms. Legg and Ms. Howe, and its executive officers are Ms. Howe, Chair of the Board, Ms. Legg, President and Chief Executive Officer, and Beverly Hoffman, Secretary and Treasurer. The directors of CCIA are Ms. Legg, Ms. Howe and Norbert W. Markus, Jr. and its executive officers are Ms. Legg, President and Secretary, and John E. Castello, Chief Financial Officer. The business address of each of Pacific, E&L, CCIA, Ms. Legg, Ms. Howe and the other directors and executive officers of E&L and CCIA is 655 Montgomery Street, Suite 800, San Francisco, California 94111.

         Ms. Legg's principal occupation is President, Chief Executive Officer and a director of the Issuer. Ms. Howe's principal occupation is asset manager for TIS Asset Management, Inc., located at 655 Montgomery Street, Suite 800, San Francisco, California 94111. She is also a director of the Issuer. Ms. Hoffman's principal occupation is Chief Financial Officer for Sutter Securities, Incorporated, located at One Sansome Street, San Francisco, California 94111. Mr. Markus's principal occupation is financial advisor for Ellmark Associates, located at 655 Montgomery Street, Suite 800, San Francisco, California 94111. Mr. Castello's principal occupation is Executive Vice President and Chief Financial Officer of the Issuer.

         None of Pacific, E&L, CCIA, Ms. Legg, Ms. Howe or the other directors or executive officers of E&L or CCIA has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On February 2, 1999, Pacific exchanged all the outstanding shares of Novato Markets, Inc., a California corporation and then wholly-owned subsidiary of Pacific ("Novato"), for 1,613,070 shares (the "Shares") of Issuer Common Stock, pursuant to an Agreement and Plan of Reorganization dated as of February 1, 1999, between Pacific and the Issuer. Through a wholly-owned subsidiary, Novato owns a shopping center located in Rohnert Park, California (named Mountain Shadows Plaza), and leases a shopping center located in Petaluma, California (named Midtown Center). No cash consideration was paid for the Shares.

         The exchange transaction was approved by the Issuer's Board of Directors and, specifically, by directors with no financial interest in or other relationship with Pacific or its affiliates. After being given a full opportunity to discuss and assess the exchange transaction, the disinterested directors concluded that the market value of the Novato shares substantially exceeded the market value of the Shares.

Item 4.  Purpose of Transaction.

         All of the Shares were acquired for purposes of investment.

         Ms. Legg expects to continue serving as the President, Chief Executive Officer and a director of the Issuer, and Ms. Howe expects to continue serving as a director of the Issuer. As such, Ms. Legg and Ms. Howe expect to participate with the other directors of the Issuer to call the annual meeting of the shareholders of the Issuer as soon as reasonably practicable following the filing of the Issuer's Annual Report on Form 10-K. At the annual meeting, in addition to the election of directors, other matters may be presented to the shareholders for their consideration and vote including certain charter amendments related to the protection of the Issuer's net operating loss carryforward, to the authority of the Issuer's Board of Directors to change the Issuer's real estate investment trust status and to changes in the Issuer's capital structure and name. It is further expected that Ms. Legg and Ms. Howe will continue, in their capacities as an executive officer and directors, to work with the other executive officer and directors of the Issuer to present and evaluate various means and methods of better positioning the Issuer for long-term growth and profitability. Such could include seeking additional investments in the Issuer by others (which, depending upon the circumstances may require an increase in the number of directors and/or the appointment of new director(s) to serve on the Issuer's Board, to permit any such investor representation on the Issuer's Board), seeking properties or other assets for the Issuer to acquire and recommending new directors or management in the event any director or executive officer of the Issuer should retire or terminate his or her position.

         Pacific, CCIA, Ms. Legg and Ms. Howe intend to continuously review their position in the Issuer and may, depending upon their evaluation of developments, the price of the shares of Issuer Common Stock and other factors, determine to purchase or sell any shares held or otherwise determine to increase, decrease of eliminate their position in the Issuer.

         Except as disclosed herein, none of Pacific, CCIA, Ms. Legg or Ms. Howe is formally considering any plans or proposals that relate to or would result in any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the

Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) Pacific directly, and E&L and CCIA indirectly (through their direct and indirect ownership of Pacific), own 1,613,070 shares (or approximately 18.1% of the outstanding shares) of Issuer Common Stock. Ms. Legg owns 56,700 shares of Issuer Common Stock either directly or indirectly through certain trusts or an IRA account, has the currently exercisable right to acquire 150,000 shares of Issuer Common Stock (at an exercise price of $2.25 per share) under options granted to her by the Issuer, and indirectly beneficially owns the 1,613,070 shares of Issuer Common Stock owned by Pacific. The total number of shares that Ms. Legg directly or indirectly beneficially owns is 1,819,770 shares (or approximately 20.1% of the outstanding shares) of Issuer Common Stock. Ms. Howe owns 53,820 shares of Issuer Common Stock either directly or indirectly through an IRA account, has the currently exercisable right to acquire 100,000 shares of Issuer Common Stock (at an exercise price of $2.25 per share) under options granted to her by the Issuer, has the currently exercisable right to acquire 1,000 shares of Issuer Common Stock (at an exercise price of $1.2513 per share) under options granted to her by the Issuer, and indirectly beneficially owns the 1,613,070 shares of Issuer Common Stock owned by Pacific. The total number of shares that Ms. Howe directly or indirectly beneficially owns is 1,767,890 shares (or approximately 19.6% of the outstanding shares) of Issuer Common Stock.

         (b) Pacific, E&L, CCIA, Ms. Legg and Ms. Howe have shared voting and shared dispositive power with respect to the 1,613,070 shares of Issuer Common Stock held by Pacific. Ms. Legg has sole voting and sole dispositive power with respect to the other shares and options held by her. Ms. Howe has sole voting and sole dispositive power with respect to the other shares and others held by her.

         (c) Except for the acquisition of the Shares, none of Pacific, E&L, CCIA, Ms. Legg or Ms. Howe has effected any transactions in Issuer Common Stock in the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         EXHIBIT "A" - Joint Filing Agreement

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999

                                       Pacific Securitization, Inc.

                                       By  /s/ Lorraine O. Legg
                                           --------------------
                                           Lorraine O. Legg, President


                                       E & L Associates, Inc.

                                       By  /s/ Lorraine O. Legg
                                           ---------------------
                                           Lorraine O. Legg, President


                                       Corporate Capital Investment Advisors

                                       By /s/ Lorraine O. Legg
                                          ---------------------
                                          Lorraine O. Legg, President


                                          /s/ Lorraine O. Legg
                                          ---------------------
                                          Lorraine O. Legg


                                          /s/ Patricia M. Howe
                                          --------------------
                                          Patricia M. Howe

                                  EXHIBIT "A"
                             JOINT FILING AGREEMENT


  In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of TIS Mortgage Investment Company and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

  IN WITNESS WHEREOF, the undersigned have caused this agreement to be executed on their behalf as of the 12th day of February, 1999.

                                          Pacific Securitization, Inc.

                                          By /s/ Lorraine O. Legg
                                             --------------------
                                             Lorraine O. Legg, President


                                          E & L Associates, Inc.

                                          By  /s/ Lorraine O. Legg
                                              ---------------------
                                              Lorraine O. Legg, President


                                          Corporate Capital Investment Advisors

                                          By  /s/ Lorraine O. Legg
                                              ---------------------
                                              Lorraine O. Legg, President


                                              /s/ Lorraine O. Legg
                                              ---------------------
                                              Lorraine O. Legg


                                              /s/ Patricia M. Howe
                                              --------------------
                                              Patricia M. Howe